                                                                  -------------------------
                                                                          OMB APPROVAL
                                                                  -------------------------
                                  UNITED STATES                   OMB Number:   3235-0058
                       SECURITIES AND EXCHANGE COMMISSION         Expires: January 31, 2002
                             Washington, D.C. 20549               Estimated average burden
                                                                  hours per response .. 2.50
                                                                  --------------------------
                                   FORM 12b-25                    --------------------------
                                                                        SEC FILE NUMBER
                                                                            0-17637
                           NOTIFICATION OF LATE FILING            --------------------------
                                                                  --------------------------
                                                                       CUSIP NUMBER
                                                                        037599-20-6
                                                                  --------------------------
(Check One):
 [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q   [ ] Form N-SAR

     For Quarter Ended:  June 30, 2001
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: __________________________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be  construed to imply that the  Commission  has verified any information contained herein.

    If the  notification  relates  to a portion of the  filing  checked  above, identify the item(s) to which the notification relates: ________________________

                                     PART I
                             REGISTRANT INFORMATION

eVision USA.Com, Inc.
________________________________________________________________________________
Full name of registrant

N/A
________________________________________________________________________________
Former name if applicable

1888 Sherman Street, Suite 500
________________________________________________________________________________
Address of principal executive office (Street and number)

Denver, Colorado 80203
________________________________________________________________________________
City, state and zip code

                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     Registrant has encountered delays in completing its Quarterly Report on
     Form 10-Q for the quarter ended June 30, 2001 because the personnel primarily responsible for preparing Registrant's Quarterly Report on Form
     10-Q were unable to complete the Quarterly Report on Form 10-Q by August
     14, 2001, because of the transition to new principal accountants and work performed by the Registrant's personnel on the Proxy Statement being prepared relating to a proposed transfer of assets disclosed in the
     Registrant's Form 8-K dated June 8, 2001 as filed on July 5, 2001.

                                    PART IV
                               OTHER INFORMATION

(1)  Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification

     Gary L. Cook                          (303)               894-7971
     ---------------------------------------------------------------------------
         (Name)                          (Area Code)      (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months or for such shorter  period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [ ] Yes  [X] No

     The quarterly reports on Form 10-Q for the quarters ended December 31, 2000 and March 31, 2001 were not current because they were filed without a review by independent accountants.

(3)  Is it anticipated that any significant change in results of operations from the corresponding  period for the last fiscal year will be reflected by the earnings  statements  to be  included  in the  subject  report  or  portion thereof?
                                                                 [X] Yes  [ ] No

     If so: attach an explanation of the anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the three months ended June 30, 2001, Registrant's net loss was
     $5,417,720, or $0.23 per share, compared to a net loss of $2,731,326 or
     $0.14 for the quarter ended June 30, 2000. The primary reason for the increase in net loss was the decrease in revenues related to the transfer of most of the broker/dealer operations in December 2000, the recording of equity in losses from affiliates, the consolidation of Global Med
     Technologies, Inc. effective November 20, 2000 and a lease exit accrual recorded during the three months ended June 30, 2001.

     For the nine months ended June 30, 2001, Registrant's net loss was
     $12,877,095, or $0.57 per share, compared to a net loss of $1,831,433 or
     $0.14 for the nine months ended June 30, 2000. The primary reason for the increase in the net loss was the decrease in revenues related to the transfer of most of the broker/dealer operations in December 2000, a decrease in general market conditions resulting in less broker/dealer revenues prior to the transfer, the recording of equity in losses of affiliates, the consolidation of Global Med Technologies, Inc. and a lease exit accrual recorded during the nine months ended June 30, 2001.

                             eVISION USA.COM, INC.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has  caused  this  notification  to be signed on its  behalf by the  undersigned thereunto duly authorized.

Date:August 15, 2001            By  /s/ Gary L. Cook
    -------------------            ---------------------------------------------
                                    Gary L. Cook
                                    Secretary/Treasurer, Chief Financial Officer
                                    and Principal Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative
(other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal
Violations (see 18 U.S.C. 1001).